SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. ___)*




                           FRENCH FRAGRANCES, INC.
---------------------------------------------------------------------------
                              (Name of Issuer)


                       Common Stock, $.01 Par Value
---------------------------------------------------------------------------
                      (Title of Class of Securities)


                                357 658 103
---------------------------------------------------------------------------
                               (CUSIP Number)



                               April 28, 1998
---------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                             Page 1 of 4 Pages
                           There are no exhibits

CUSIP No. 357 658 103                                   Page 2 of 4 Pages

(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      E. Scott Beattie

---------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

      (a)  [ ]
      (b)  [ ]
---------------------------------------------------------------------------
(3)   SEC USE ONLY


---------------------------------------------------------------------------
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      CANADA
---------------------------------------------------------------------------
      Number of         (5)    Sole Voting Power             793,450(a)
      Shares
                        ---------------------------------------------------
      Beneficially      (6)    Shared Voting Power                 0
      Owned by
                        ---------------------------------------------------
      Each Reporting    (7)    Sole Dispositive Power        793,450(a)
      Person
                        ---------------------------------------------------
      With              (8)    Shared Dispositive Power            0

---------------------------------------------------------------------------
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      857,651(b)
---------------------------------------------------------------------------
(10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)   [ ]

---------------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6%
---------------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

---------------------------------------------------------------------------
(a) All of the shares of Common Stock reported hereunder as to which Mr. Beattie has sole voting and sole dispositive power relate to shares of Common Stock issuable upon (i) the conversion of convertible securities, or (ii) the exercise of options to purchase Common Stock.

(b) Includes 64,201 shares of Common Stock owned by a company that was formerly controlled by Mr. Beattie and as to which he disclaims beneficial ownership.

CUSIP No. 357 658 103                                   Page 3 of 4 Pages

ITEM 1(a).  NAME OF ISSUER:

            French Fragrances, Inc.
---------------------------------------------------------------------------
ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            14100 N.W. 60 Avenue, Miami Lakes, Florida 33014
---------------------------------------------------------------------------
ITEM 2(a).  NAME OF PERSON FILING:

            E. Scott Beattie
---------------------------------------------------------------------------
ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            14100 N.W. 60 Avenue, Miami Lakes, Florida 33014
---------------------------------------------------------------------------
ITEM 2(c).  CITIZENSHIP OR PLACE OF ORGANIZATION:

            Canada
---------------------------------------------------------------------------
ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, $.01 Par Value
---------------------------------------------------------------------------
ITEM 2(e).  CUSIP NUMBER:

            357 658 103
---------------------------------------------------------------------------
ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), IDENTIFY THE STATUS OF THE PERSON FILING.

            Not applicable.
---------------------------------------------------------------------------
ITEM 4      Ownership.
            (a) Amount Beneficially Owned:                     857,651

            (b) Percent of Class:                              5.9%

            (c) Number of shares as to which such person has:
                (i)   sole power to vote or to
                      direct the vote                          793,450

                (ii)  shared power to vote or to
                      direct the vote                                0

                (iii) sole power to dispose or to
                      direct the disposition of                793,450

                (iv)  shared power to dispose or to
                      direct the disposition of                      0

ITEM 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
            securities, check the following.   [ ]

CUSIP No. 357 658 103                                   Page 4 of 4 Pages

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.    CERTIFICATIONS.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




May 8, 1998                                /s/ E. SCOTT BEATTIE
                                           --------------------
                                           E. Scott Beattie